Filed by GTECH S.p.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GTECH S.p.A.; International Game Technology

Filer's SEC File No.: 333-146050

Date: March 9, 2015

2014 Full Year Results Ended December 31, 2014 March 9, 2015

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, International Game Technology PLC (“NewCo”), the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of NewCo, IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,”, "shall", "continue", “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in GTECH's forward-looking statements and from past results, performance or achievements. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in NewCo's registration statement on Form F-4 and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB), as well as those included in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable. All forward-looking statements contained in this communication are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to GTECH, or persons acting on its behalf, are expressly qualified in its entirety by the cautionary statements contained throughout this communication. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Cautionary Statement Regarding Forward-Looking Statements

Important Information for Investors and Shareholders This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. On October 1, 2014, NewCo has filed with the SEC a registration statement on Form F-4, file number 333-199096, which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov under the name “International Game Technology PLC”. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo). Italian CONSOB Regulation No. 17221 Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a subsidiary of GTECH. The merger agreement providing for the GTECH-NewCo merger – which exceeds the thresholds for “significant transactions” pursuant to the Regulation – was approved unanimously by the GTECH board of directors. The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 31, 2014 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. In connection with the meeting of GTECH shareholders scheduled for November 4, 2014 to approve the GTECH-NewCo merger, GTECH has published an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms. Participants in the Distribution IGT, GTECH and NewCo and their respective directors, executive officers and certain other member of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Agenda Strategic Update Marco Sala, CEO, GTECH S.p.A. Q4’14 and FY’14 Results Alberto Fornaro, CFO, GTECH S.p.A. Q & A 4

Strategic Update

Strategic Update 6 Solid Q4 growth in all key performance metrics Higher product sales in International and Americas segments drove quarter-over-quarter increase Good growth in Scratch & Win, Lotto, and Sports Betting wagers in Italy Continued business development gains Lottery contract wins in Minnesota and Mexico; product deliveries in Belgium; significant gaming machine allocation for OPAP in Greece Major themes going forward Increased presence in commercial casino space Successful 3-D product Growing interactive and mobile presence Partnership with MGM Resorts in Las Vegas Resiliency of core business Full year results (EBITDA, CapEx, Operating Income, NFP) met or outperformed guidance excluding one-offs IGT transaction currently expected to close on April 7 New corporate structure and branding announced

Q4’14 and FY’14 Results

* 2014 adjusted results remove impact of IGT acquisition costs and other one-off items (see appendix for details) 8 Q4 Financial Highlights * * € M +7% +22% -6% +5% 773 809 Q4'13 Q4'14 Revenues 104 127 97 Q4'13 Q4'14 Excl. One-offs Q4'14 As Reported Operating Income 245 261 Q4'13 Q4'14 EBITDA 2,577 2,415 2,585 9/30/14 12/31/14 Excl. One-offs 12/31/14 As Reported Net Financial Position

Q4 Americas Highlights € M except Gaming units Instants and Draw games up 4.5% offset by lower jackpots Sharp increase in Gaming Machine product sales driven by Oregon VLT and Latin America Casino Gaming Machine installed base up driven by Sphinx 3D Recorded provision for settlement in Illinois Georgia iLottery games debut on GTECH interactive platform Business Drivers Revenues Operating Income Developments 9 Lottery Same-Store Revenues Q4'14 Q4'13 % Chg. Instants & Draw Games 118 112 4.5% Multistate (PB/MM) 14 20 -27.2% Total 132 132 -0.2% Gaming Machines Total Units Shipped & Sold 2,786 1,678 66.0% NA Casino Participation (Installed Units) 2,553 1,873 36.3% 238 - 13 (13) 6 244 18 262 200 210 220 230 240 250 260 270 280 Q4 '13 Same Store Prd. Sls. Illinois Settlement Other Excl. FX FX Q4 '14 20 (3) 11 (13) 7 22 3 25 Q4 '13 Same Store Prd. Sls. Illinois Settlement Other Excl. FX FX Q4 '14

€ M except Gaming units Q4 International Highlights 5% Lottery same store revenue growth driven by jackpot activity as well as Instants growth in UK Significant improvement in profitability fueled by higher product sales, notably in Belgium, and portfolio restructuring in Spain Cost synergies also contributing to Operating Income improvement Awarded 5,550 VLTs in Greece 10 Business Drivers Revenues Operating Income Developments Lottery Same-Store Revenues Q4'14 Q4'13 % Chg. Instants & Draw Games 24 24 2.8% EuroMillions 4 3 26.2% Total 28 27 5.4% Gaming Machines Total Units Shipped & Sold 990 618 60.2% 85 1 21 2 109 4 113 60 70 80 90 100 110 120 Q4 '13 Same Store Prd. Sls. Other Excl. FX FX Q4 '14 10 1 10 7 6 34 1 35 Q4 '13 Same Store Prd. Sls. Spain Other Excl. FX FX Q4 '14

Q4 Italy Highlights Solid growth in Lottery: Wagers up in both Lotto and Scratch & Win Operating income impacted by timing of marketing costs. Cost savings mitigating impact of unfavorable payout ratio in Sports Betting In Machine Gaming, stable AWP results offset by VLT performance Q4 Operating Income impacted by timing differences; full-year Operating Income up 3%, excluding one-off items 11 Business Drivers Revenues Operating Income Developments €M except machines installed € M except machines installed * Wagers Q4'14 Q4'13 % Chg. Lottery Wagers 4,183 4,087 2.4% Scratch & Win Wagers 2,437 2,409 1.2% Lotto Wagers 1,746 1,678 4.1% Late Numbers 93 200 -53.4% Machine Gaming Wagers 2,613 2,771 -5.7% Machines Installed – AWP 65.3K 70.2K -7.0% Machines Installed – VLT 11.0K 10.6K 3.4% Sports Betting Wagers 250 234 7.1% Interactive Wagers 456 525 -13.2% 115 (5) (10) (2) (5) 93 Q4 '13 Lotteries Machine Gaming Sports Betting Other Q4 '14

12 Q4 Financial Highlights * * € M ** ** ** ** ** * Q4’13 is adjusted for the Italy tax settlement, €28M ** Q4’14 adjustments include IGT acquisition costs and other one-off items (see appendix for details) 104 127 97 Q4'13 Q4'14 Excl. One-offs Q4'14 As Reported Operating Income 42 40 65 Q4'13 Q4'14 Excl. One-offs Q4'14 As Reported Interest Expense 5 3 73 Q4'13 Q4'14 Excl. One-offs Q4'14 As Reported Other Expense 22 36 57 Q4'13 Excl. One-offs Q4'14 Excl. One-offs Q4'14 As Reported Income Taxes 29 53 (93) Q4'13 Excl. One-offs Q4'14 Excl. One-offs Q4'14 As Reported Net Income - Owners

Q4 Income Statement € M except EPS Note: - $/€ FX daily average: 1.25 in Q4’14; 1.36 in Q4’13 13 % Constant Currency Income Statement Q4'14 Q4'13 Change Q4'14 % Chg. Service Revenues 723 722 0% 703 -3% Product Sales 86 51 70% 85 67% Revenues 809 773 5% 788 2% EBITDA 261 245 7% 257 5% Operating Income 97 104 -7% 100 -3% Interest Expense, Net (64) (41) Foreign Exchange 3 - Other (72) (6) Financial Charges, Net (133) (47) Income Before Tax (36) 57 n.m. Net Income (93) 7 n.m. Net Income - Owners (93) 1 n.m. Diluted EPS (0.54) 0.01 n.m.

14 € M FY’14 Financial Highlights * 2013 adjusted to remove net impact of €30M Machine Gaming settlement and €10M AAMS provision reversal ** 2014 adjustments include IGT acquisition costs and other one-off items (see appendix for details) ** ** * * +2% +3% -4% 3,063 3,070 FY'13 FY'14 Revenues 579 596 567 FY'13 Excl. One-offs FY'14 Excl. One-offs FY'14 As Reported Operating Income 1,057 1,078 FY'13 Excl. One-offs FY'14 EBITDA 2,507 2,415 2,585 12/31/13 12/31/14 Excl. One-offs 12/31/14 As Reported Net Financial Position

Net Financial Position 15 €M € M (1) Excludes impact of IGT related transaction costs as well as change in accounting week and sale of ticketing business in Italy. (1) Bridge Loan 98 Refinancing 62 Trans. Costs 20 Dividend Liab. 130 2,507 2,526 (821) 254 158 131 72 82 13 2,415 (180) 310 40 2,585 12/31/13 @ 1.38 12/31/13 @ 1.21 Cash from Ops. Capex & Acq. Interest Exp. - Net Dividends Paid Unicredit Buyout Other Minorities Other - Net Before One-off Items Italy Timing & One-offs IGT Acq. Impact Share Repurch. 12/31/14 @ 1.21

FY’14 Actual vs. Guidance 16 * 2014 adjusted results remove impact of IGT acquisition costs and other one-off items (see appendix for details) € M € Millions 2014 Actual* Revenues 3,150 - 3,250 3,070 EBITDA 1,060 - 1,100 1,078 Operating Income 550 - 590 596 Capital Expenditures 350 - 380 254 Net Financial Position 2,470 - 2,530 2,415 $/€ FX Average 1.33 2014 Guidance 1.30

FY’14 Income Statement 17 € M except EPS Note: - $/€ FX daily average: 1.33 in FY’14; 1.33 in FY’13 % Constant Currency Income Statement FY'14 FY'13 Change FY'14 % Chg. Service Revenues 2,816 2,784 1% 2,818 1% Product Sales 254 279 -9% 260 -7% Revenues 3,070 3,063 0% 3,078 0% EBITDA 1,078 1,037 4% 1,081 4% Operating Income 567 559 1% 574 3% Interest Expense, Net (200) (160) Foreign Exchange (1) (2) Other (78) (11) Financial Charges, Net (279) (173) Income Before Tax 288 386 -26% Net Income 98 205 -52% Net Income - Owners 83 175 -53% Diluted EPS 0.48 1.01 -52%

IGT Acquisition Milestone Update 18 Merger approved by IGT shareholders Senior secured notes offering Registration statement effective with SEC Cash exit rights finalized Redeemed GTECH 2016 notes Received 2018/2020 bondholders consent Capital Securities tender offer and consent Entered into term loan facilities agreement Secured all required regulatory approvals Completed Financing/Structural In Process Integration Progressing as expected with all acquisition related work streams Four key regional business units determined North America Gaming North America Lottery International Italy Corporate leadership team identified Progress on critical work streams ongoing Filing cross border merger documentation in UK and Italy Buy back of withdrawing shareholders’ shares

Q & A

Appendix

Q4 Impact of One-off Items

€ M except EPS

	Operating Income			Net Income - Owners			NFP
	Q4'14	Q4'13	Change	Q4'14	Q4'13	Change	12/31/14
As Reported	**97**	**104**	**(7)**	**(93)**	**1**	**(94)**	**2,585**
IGT Acquisition Items:							
Transaction Costs	22	-	22	22	-	22	(20)
Redemption of 2016 Notes				70	-	70	(62)
Bridge Loan				25	-	25	(98)
Share Repurchase							(40)
2015 Dividend Liability							(130)
Other Unusual Items:							
Sale of Ticketing Business	8	-	8	8	-	8	14
Italy Accounting Week Change							166
Income Taxes:							
Impact of Above Items				(23)	-	(23)	-
Other Adjustments [(1)]				44	28	16	-
As Adjusted	**127**	**104**	**23**	**53**	**29**	**24**	**2,415**
Diluted EPS:							
As Reported				(0.54)	0.01	(0.55)	
As Adjusted				0.31	0.17	0.14	

[(1)] Includes 2014 tax provision related to the Italian reorganization and a tax settlement, as well as prior year settlement in Italy.

21

€ M except EPS FY’14 Impact of One-off Items 22 FY'14 FY'13 Change FY'14 FY'13 Change FY'14 FY'13 Change As Reported 1,078 1,037 41 567 559 8 83 175 (92) IGT Acquisition Items: Transaction Costs 35 - 35 35 - 35 Redemption of 2016 Notes 70 - 70 Bridge Loan 42 - 42 Other Unusual Items: Machine Gaming Settlement - 30 (30) - 30 (30) - 30 (30) AAMS Provision Reversal - (10) 10 - (10) 10 - (10) 10 Sale of Ticketing Business (6) - (6) (6) - (6) Income Taxes: Impact of Above Items (18) (7) (11) Other Adjustments (1) 44 28 16 As Adjusted 1,078 1,057 21 596 579 17 250 216 34 Diluted EPS: As Reported 0.48 1.01 (0.53) As Adjusted 1.44 1.25 0.19 (1) Includes 2014 tax provision related to the Italian reorganization and a tax settlement, as well as prior year settlement in Italy. EBITDA Operating Income Net Income - Owners

€ M except EPS Pro-Forma EPS 23 Pro-Forma EPS Q4'14 Q4'13 FY'14 FY'13 Net Income - Owners (Reported) (93) 1 83 175 Pro-Forma Adjustments: GTECH Purchase Price Accounting 14 12 51 49 Machine Gaming Settlement - - - 30 AAMS Provision Reversal - - - (10) Restructuring 8 15 18 21 IGT Acquisition Impact 117 - 147 - Other - Net 8 8 (7) 6 Total 147 35 209 96 Income Tax Effect of Adjustments (30) (5) (42) (24) Other Tax Adjustments 44 28 44 28 Net Income - Owners (Pro-Forma) 68 59 294 275 Diluted EPS: Pro-Forma 0.39 0.34 1.69 1.59 Diluted EPS: Reported (0.54) 0.01 0.48 1.01

Q4 Revenues - Americas 24 € M Q4'14 Q4'13 € Change % Change Service Revenues Lottery Same-Store Revenues 132 132 - -0.2% Wins 1 - 1 - Gaming & Other 52 47 5 10.1% Sub-Total 185 179 6 3.0% Lottery Management Services 17 30 (13) -43.3% FX Impact 17 - 17 - Sub-Total 34 30 4 13.0% Total Service Revenues 219 209 10 4.5% Product Sales Revenues Lottery 5 4 1 3.8% Gaming & Other 37 25 12 51.3% Sub-Total 42 29 13 44.1% FX Impact 1 - 1 - Total Product Sales Revenues 43 29 14 47.1% Total Americas Revenues 262 238 24 9.7%

Q4 Revenues - International 25 € M Q4'14 Q4'13 € Change % Change Service Revenues Lottery Same-Store Revenues 28 27 1 5.4% Wins 1 - 1 - Gaming & Other 38 37 1 6.5% Sub-Total 67 64 3 7.0% FX Impact 3 - 3 - Total Service Revenues 70 64 6 11.7% Product Sales Revenues Lottery 19 7 12 188.2% Gaming & Other 23 14 9 58.8% Sub-Total 42 21 21 99.0% FX Impact 1 - 1 - Total Product Sales Revenues 43 21 22 101.8% Total International Revenues 113 85 28 34.2%

FY’14 Revenues - Americas 26 € M FY'14 FY'13 € Change % Change Service Revenues Lottery Same-Store Revenues 516 514 2 0.3% Wins 6 - 6 - Gaming & Other 214 196 18 9.4% Sub-Total 736 710 26 3.7% Lottery Management Services 97 91 6 6.3% FX Impact (5) - (5) - Sub-Total 92 91 1 0.8% Total Service Revenues 828 801 27 3.3% Product Sales Revenues Lottery 37 13 24 173.1% Gaming & Other 131 180 (49) -26.8% Sub-Total 168 193 (25) -12.9% FX Impact (7) - (7) - Total Product Sales Revenues 161 193 (32) -16.6% Total Americas Revenues 989 994 (5) -0.5%

FY’14 Revenues - International 27 € M FY'14 FY'13 € Change % Change Service Revenues Lottery Same-Store Revenues 106 104 2 2.0% Wins 3 - 3 - Gaming & Other 134 144 (10) -7.7% Sub-Total 243 248 (5) -2.3% FX Impact 2 - 2 - Total Service Revenues 245 248 (3) -1.3% Product Sales Revenues Lottery 27 20 7 33.1% Gaming & Other 62 63 (1) -1.3% Sub-Total 89 83 6 7.1% FX Impact 2 - 2 - Total Product Sales Revenues 91 83 8 8.9% Total International Revenues 336 331 5 1.2%

Balance Sheet 28 € M Balance Sheet 12/31/14 12/31/13 Non-Current Assets 2,283 2,352 Goodwill 3,402 3,095 Net Working Capital/Other (482) (336) Net Invested Capital 5,203 5,111 Shareholders' Equity 2,618 2,604 Net Financial Position 2,585 2,507 Shareholders' Equity and NFP 5,203 5,111

FY’14 Cash Flow Statement 29 € M 1 Net of €62M infusion from equity partners in New Jersey. (1) Cash Flow FY'14 FY'13 Net Cash Flows from Operating Activities 981 696 Capex and Acquisitions (254) (297) Debt Proceeds/(Repayment), Net (313) (103) Interest Paid, Net (154) (137) Dividends Paid (131) (126) Non-Controlling Interests/Other (287) (57) Net Cash Flows Used in Investing/Financing (1,139) (720) Net Cash Flow (158) (24) Effect of Exchange Rates/Other - (13) Net Change in Cash (158) (37) Cash at End of the Period 261 419

FY’14 Capex 30 € M 1 Net of €62M infusion from equity partners in New Jersey. (1)

FY’14 Financial Charges, Net 31 € M Financial Charges, Net FY'14 FY'13 Change Interest and Other Income, Net (74) (8) (66) Foreign Exchange, Net Cash Foreign Exchange (4) (1) (3) Non-Cash Foreign Exchange 3 (1) 4 Total Foreign Exchange, Net (1) (2) 1 Interest Expense Capital Securities (65) (65) - 2009 Notes (Due 2016) (35) (37) 2 2010 Notes (Due 2018) (28) (28) - Bridge Facility (42) - (42) 2012 Notes (Due 2020) (19) (19) - Facilities (11) (11) - Other (4) (3) (1) Total Interest Expense (204) (163) (41) Total Financial Charges, Net (279) (173) (106)

FY’14 Segment Information 32 € M Revenues FY'14 % of Total FY'13 % of Total Americas 989 32% 994 32% International 336 11% 331 11% Italy 1,745 57% 1,737 57% Sub-Total 3,070 100% 3,062 100% Purchase Accounting - 0% 1 0% Total 3,070 100% 3,063 100% Operating Income FY'14 % of Total FY'13 % of Total Americas 89 15% 121 22% International 74 13% 51 9% Italy 543 96% 500 89% Sub-Total 706 124% 672 120% Corporate Support (83) -14% (56) -10% Purchase Accounting (56) -10% (57) -10% Total 567 100% 559 100%